Goldman Sachs ETF Trust | 200 West Street | New York, NY 10282-2198

February 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
452	7/15/2022	485APOS	0001193125-22-195389
464	9/30/2022	485BXT	0001193125-22-255341
472	10/27/2022	485BXT	0001193125-22-270876
479	11/22/2022	485BXT	0001193125-22-291016
492	12/21/2022	485BXT	0001193125-22-309955
504	1/19/2023	485BXT	0001193125-23-010838
513	2/9/2023	485BXT	0001193125-23-029990
521	3/9/2023	485BXT	0001193125-23-066059
529	4/5/2023	485BXT	0001193125-23-092055
539	5/4/2023	485BXT	0001193125-23-135717
547	6/1/2023	485BXT	0001193125-23-158835

559	6/29/2023	485BXT	0001193125-23-178452
567	7/27/2023	485BXT	0001193125-23-196061
577	8/24/2023	485BXT	0001193125-23-219887
586	9/21/2023	485BXT	0001193125-23-239588
596	10/19/2023	485BXT	0001193125-23-259236
603	11/16/2023	485BXT	0001193125-23-278755
610	12/14/2023	485BXT	0001193125-23-295417
623	1/11/2024	485BXT	0001193125-24-006678

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs Paris-Aligned Climate High Yield Corporate Bond ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith
Robert Griffith
Secretary